Exhibit 99.1

ASX/Media Release (Code: ASX: PRR; NASDAQ: PBMD)

22 July 2014

SUMMARY OF KEY EMPLOYMENT TERMS FOR PRIMA

BIOMED’S NEW CHIEF EXECUTIVE OFFICER

SYDNEY, AUSTRALIA - As previously announced, the Board of Prima BioMed Ltd (ASX: PRR; NASDAQ: PBMD) (“Prima”, “the Company”) appointed Mr Marc Voigt as CEO and Executive Director of the Company with effect from 9 July 2014.

In accordance with ASX listing rule 3.16.4, the material terms of Mr Voigt’s employment as CEO and Executive Director of Prima are provided below.

Appointment	Mr Voigt’s employment as CEO and Executive Director of Prima commenced on 9 July 2014.

The initial term is for a period of 3 years. Each party is to provide at least 6 months’ notice of its intention to extend the term of the contract.

Base Remuneration	EUR 195,000 per annum, exclusive of statutory superannuation contributions. The base salary may be reviewed by the Chairman of Remuneration Committee or her nominee.

Performance Incentives

Subject to obtaining any required or appropriate shareholder approvals, Mr Voigt will receive an LTI entitlement of up to AUD 500,000 in equity and an additional STI entitlement in the form of equity.

He may also be offered an annual cash bonus of up to EUR 15,000.

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au    ABN: 90 009 237 889

Termination

The contract can be terminated by either party upon at least 3 months’ notice if notice is provided within the first 6 months’ of the commencement date. Thereafter it can be terminated by either party upon 6 months’ notice.

Mr Voigt may also be terminated immediately by Prima for cause in circumstances such as where he is grossly negligent or for wilful misconduct.

If within 12 months immediately following a change in control, Mr Voigt is terminated without cause by the Prima (or the successor company) or Mr Voigt terminates his employment with the Company (or the successor company) for good reason (such as due to a reduction in his benefits or an adverse alteration in the nature or status of his responsibilities), Mr Voigt shall be entitled to 9 months of his annual gross salary, payable either as a lump sum or on the same basis and the same time as previously paid, at the discretion of the Prima (or the successor company).

Where Mr Voigt’s employment is terminated, Prima may make payments in lieu of the period of notice, or for any unexpired part of that notice period.

About Prima BioMed

Prima BioMed is a globally active leader in the development of personalized immunocellular therapeutic products for the treatment of cancer. Prima is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximize value to shareholders. Prima’s lead product is CVac™, an autologous dendritic cell-based product currently in clinical trials. www.primabiomed.com.au

For further information please contact:

USA Investor/Media:

Adam Holdsworth, ProActive Capital

+1 (646) 862 4607; adamh@proactivecapital.com

Australia Investor/Media:

Mr Matthew Gregorowski, Citadel Communications

+61 (0) 422 534 755; mgregorowski@citadelpr.com.au

Europe Investor/Media:

Mr. Axel Mühlhaus, edicto GmbH

+49 (0) 69 905505-52; amuehlhaus@edicto.de

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au    ABN: 90 009 237 889